UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Elanco Animal Health Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28414H103

(CUSIP Number)

December 3, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 28414H103

(1)	NAMES OF REPORTING PERSONS Bayer Aktiengesellschaft
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 18,446,429*
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 18,446,429*
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,446,429*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.91%**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(*)	See Item 4 of this Schedule 13G.

(**)	Calculated based on 471,879,904 Shares outstanding as of September 30, 2020, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 6, 2020.

CUSIP NO. 28414H103

(1)	NAMES OF REPORTING PERSONS Bayer World Investments B.V.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 18,446,429*
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 18,446,429*
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,446,429*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.91%**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(*)	See Item 4 of this Schedule 13G.

(**)	Calculated based on 471,879,904 Shares outstanding as of September 30, 2020, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 6, 2020.

CUSIP NO. 28414H103

Item 1(a).	Name of Issuer:

Elanco Animal Health Inc. (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

2500 Innovation Way Greenfield, Indiana 46140

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed on behalf of Bayer Aktiengsellschaft, a German stock corporation (“Bayer”) and Bayer World Investments B.V., a Dutch private limited company (“BWI” and, together with Bayer, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Bayer is Kaiser-Wilhelm-Allee, D-52368 Leverkusen, Germany.

The principal business address of BWI is Energieweg 1, 3641 RT Mijdrecht, Netherlands.

Item 2(c).	Citizenship:

(i)	Bayer: Germany

(ii)	BWI: The Netherlands

Item 2(d).	Title of Class of Securities:

Common Stock (the “Shares”)

Item 2(e).	CUSIP Number:

28414H103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

BWI is a direct beneficial owner of 18,446,429 Shares. BWI is an indirect wholly owned subsidiary of Bayer. Accordingly, Bayer may be deemed to be an indirect beneficial owner of the 18,446,429 Shares beneficially owned directly by BWI.

Item 4(b).	Percent of Class:

3.91%, which is calculated based on 471,879,904 Shares outstanding as of September 30, 2020, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 6, 2020.

CUSIP NO. 28414H103

Item 4(c).	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership. The following information is the same for each Reporting Person:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 18,446,429

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 18,446,429

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

This Amendment No. 1 constitutes an “exit filing” for the Reporting Persons.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 28414H103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2020	BAYER AKTIENGESELLSCHAFT

	By:	/s/ Christian Bank
		Name:	Christian Bank
		Title:	Head of Legal M&A

Date: December 3, 2020	BAYER WORLD INVESTMENTS B.V.

	By:	/s/ Patrick Lennaerts
		Name:	Patrick Lennaerts
		Title:	Managing Director

CUSIP NO. 28414H103

EXHIBIT INDEX

A.	Joint Filing Agreement, dated August 3, 2020, by and between Bayer Aktiengesellschaft and Bayer World Investments B.V. (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on August 3, 2020).